EXHIBIT 14.1

WILSONS THE LEATHER EXPERTS INC.
CODE OF BUSINESS ETHICS AND CONDUCT

     Wilsons The Leather Experts Inc. (the “Company”) has adopted this Code of Business Ethics and Conduct for all associates and directors of the Company to promote honest and ethical conduct and to deter wrongdoing. This Code applies to all associates, officers and directors of the Company, including the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Principal Accounting Officer or Controller, and Treasurer. The obligations of this Code supplement, but do not replace, any other code of conduct or ethics policy applicable to associates of the Company generally.

     All associates, officers and directors of the Company will:

•	act honestly and ethically in the performance of their duties at the Company;

•	avoid actual or apparent conflicts of interest between personal and professional relationships;

•	provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

•	comply with laws, rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting;

•	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated;

•	respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclose such information;

•	share knowledge and maintain skills relevant to carrying out their duties within the Company;

•	promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community;

•	achieve responsible use of and control over all assets and resources of the Company entrusted to them; and

•	promptly report, as provided herein, any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other associates who have a significant role in the Company’s financial reporting, disclosures or internal controls.

Compliance and Reporting Suspected Violations

     To request guidance, clarification or approval with regard to any policies in this Code, contact the Internal Compliance Committee at Business.conduct@wilsonsleather.com.

Any person subject to this Code who has information concerning any known or suspected violation of any policy under this Code will promptly report such information.

To Report a
Suspected Violation	Contact
Accounting or Financial Practices	Chair of Audit Committee Chair.auditcommittee@wilsonsleather.com

Or call the confidential, toll free 1-866-go2-WLSN (1-866-462-9576) Business Conduct Hotline

Discrimination Complaint	The VP of Human Resources VPHR@wilsonsleather.com

Or call the confidential, toll free 1-866-go2-WLSN (1-866-462-9576) Business Conduct Hotline

Harassment Complaint	The VP of Human Resources VPHR@wilsonsleather.com

Or call the confidential, toll free 1-866-go2-WLSN (1-866-462-9576) Business Conduct Hotline

Internal Theft or Fraud	The Director of Loss Prevention DirectorLP@wilsonsleather.com Or call the confidential, toll-free 1-866-go2-WLSN (1-866-462-9576) Business Conduct Hotline

Health and Safety	Your supervisor or 1-866-go2-WLSN (1-866-462-9576) Business Conduct Hotline

All other Violations	1. Call the confidential, toll free 1-866-go2-WLSN
     (1-866-462-9576) Business Conduct Hotline

2.  Email the Wilsons Leather Internal
     Compliance Committee:
     Business.conduct@wilsonsleather.com

3.  Write to:
     Wilsons Leather
     7401 Boone Avenue North
     Brooklyn Park, MN 55428
Attn: Internal Compliance Committee

     You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any person who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct. Confidentiality regarding those who make compliance reports and those potentially involved is maintained to the extent possible during a compliance investigation.

     In order to facilitate a complete investigation of a suspected violation, a reporting person should be prepared to provide as many details as possible, including a description of the questionable practice or behavior, the names of any persons involved, the names of possible witnesses, dates, times, places and any other available details.

     Based on its investigation, the Company will take prompt and appropriate corrective action in response to the concern, if necessary, to ensure compliance with legal and ethical requirements. All reported violations will be investigated and appropriate action will be taken.

     Associates who violate the law, the Code of Business Ethics and Conduct or Wilsons Leather policies will be subject to discipline, suspension as necessary (with or without pay) for the purpose of investigation and/or possible termination of employment or removal from the Board. Associates who deliberately withhold information concerning another associate’s violation of the law or the Code of Business Ethics and Conduct or Wilsons Leather policies will also be subject to appropriate discipline. Any supervisor who directs or approves of any conduct in violation of the Code or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including termination of employment.

     Violations of the law may be referred to local law enforcement authorities. Legal proceedings may also be commenced, if necessary, to recover the amount of any improper expenditures, any profits realized by the offending associate, and any financial detriment sustained by the Company.

Waivers

     Any waiver of these standards of conduct for directors or executive officers of the Company must be approved by the Board of Directors of the Company. Any such waiver shall be disclosed if and as required by law, the listing standards of the Nasdaq Stock Market or the rules and regulations of the SEC.